SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Flagstone Reinsurance Holdings, S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

L3466T104
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
2,524,900

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
2,524,900

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,524,900

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
3,787,350

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
3,787,350

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,787,350

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
3,787,350

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
3,787,350

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,787,350

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement filed with respect to the shares of the common voting shares, $0.01 par value (the "Common Stock"), of Flagstone Reinsurance Holdings, S.A. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of October 18, 2011 and amends and supplements the Schedule 13D filed on August 8, 2011, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital           $20,230,900

Elliott International Working Capital                         $30,346,344

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 2,524,900 shares of Common Stock.  The 2,524,900 shares of Common Stock individually beneficially owned by Elliott constitute 3.6% of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 3,787,350 shares of Common Stock, which constitute 5.4% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 6,312,250 shares of Common Stock constituting 9.0% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days (other than those previously reported on this Schedule 13D) are set forth on Schedule 1 attached hereto.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 19, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
18-Oct-2011	Common	280,000	$8.300000
17-Oct-2011	Common	6,000	$8.273700
14-Oct-2011	Common	1,004	$8.348800
12-Oct-2011	Common	1,800	$8.259000
11-Oct-2011	Common	3,880	$8.241900
10-Oct-2011	Common	11,480	$8.229500
07-Oct-2011	Common	6,000	$8.217700
06-Oct-2011	Common	8,160	$8.282100
05-Oct-2011	Common	3,400	$8.223600
04-Oct-2011	Common	7,200	$7.648600
03-Oct-2011	Common	4,000	$7.532500
30-Sep-2011	Common	40	$7.650000
27-Sep-2011	Common	6,800	$7.576100
26-Sep-2011	Common	2,620	$6.900000
23-Sep-2011	Common	4,160	$6.833900
23-Sep-2011	Common	12,000	$6.900000
22-Sep-2011	Common	13,559	$6.828900
21-Sep-2011	Common	6,319	$7.187700
21-Sep-2011	Common	140,800	$7.350000
20-Sep-2011	Common	20,500	$7.271900
16-Sep-2011	Common	2,300	$7.149700
16-Sep-2011	Common	10,720	$7.196700
15-Sep-2011	Common	2,288	$7.249300
14-Sep-2011	Common	513	$6.866300
13-Sep-2011	Common	8,360	$6.740200

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Shs. Bought (Sold	Approx. Price per Share (excl. of commissions)
18-Oct-2011	Common	420,000	$8.300000
17-Oct-2011	Common	9,000	$8.273700
14-Oct-2011	Common	1,505	$8.348800
12-Oct-2011	Common	2,700	$8.259000
11-Oct-2011	Common	5,820	$8.241900
10-Oct-2011	Common	17,220	$8.229500
07-Oct-2011	Common	9,000	$8.217700
06-Oct-2011	Common	12,240	$8.282100
05-Oct-2011	Common	5,100	$8.223600
04-Oct-2011	Common	10,800	$7.648600
03-Oct-2011	Common	6,000	$7.532500
30-Sep-2011	Common	60	$7.650000
27-Sep-2011	Common	10,200	$7.576100
26-Sep-2011	Common	3,930	$6.900000
23-Sep-2011	Common	6,241	$6.833900
23-Sep-2011	Common	18,000	$6.900000
22-Sep-2011	Common	20,339	$6.828900
21-Sep-2011	Common	9,479	$7.187700
21-Sep-2011	Common	211,200	$7.350000
20-Sep-2011	Common	30,751	$7.271900
16-Sep-2011	Common	3,450	$7.149700
16-Sep-2011	Common	16,080	$7.196700
15-Sep-2011	Common	3,432	$7.249300
14-Sep-2011	Common	770	$6.866300
13-Sep-2011	Common	12,540	$6.740200

All of the above transactions were effected on the open market.